UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(MAY 13, 2005)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Press Release - Quarter ended March 31, 2005

2.

Financial Statements for the Three Months ended March 31, 2005

3.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended March 31, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

 --------------------------------------

(REGISTRANT)

DATE: MAY 13, 2005

BY:    /s/ DAVID HACKETT

 --------------------------------------

DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET CORP. ANNOUNCES

FIRST QUARTER 2005 FINANCIAL RESULTS

~ Company’s Focus on Core Competencies, Streamlining of Operations and Asset Sale of DSS Key Drivers in Delivering Operational Efficiencies ~

TORONTO, Canada, May 13, 2005 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile device security and authentication solutions for the mobile data ecosystem, today announced its first quarter 2005 results.  Revenues for the quarter were $354,000, compared to $853,000 in the first quarter of 2004. For the foreseeable future, revenues will continue to be dominated by professional services provided in the North American market. The net loss for the quarter was $1,299,000, or $0.07 per share, down from the 2004 first quarter loss of $1,343,000 or $0.11 per share.

Cash used in operations for the first quarter was $580,000, a decrease from the $861,000 used in the fourth quarter of 2004 and from the $1,294,000 used in the first quarter of 2004. EBITDA* before stock-based compensation expense for the quarter was $(763,000), compared to $(464,000) in the fourth quarter of 2004 and $(859,000) in the first quarter of 2004.  Cash and short term investments at quarter end was $2,152,000 compared to $2,734,000 at December 2004.

In the first quarter of 2005, Diversinet entered into an asset sale agreement for its DSS subsidiary whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts to CIT Global for $250,000 plus certain earn out provisions over the next 5 years. Of the $250,000, $100,000 was paid at closing with cash payments of $50,000 due May 1, July 1 and September 1, 2005.  The sale enables Diversinet to focus its efforts on mobile device security and authentication solution core competencies.

“2005 is all about focus and execution. With our new senior management team fully engaged and the asset sale of DSS complete, Diversinet is now completely focused on delivering our MobiSecure suite of two-factor authentication solutions to the marketplace,” said Nagy Moustafa, CEO of Diversinet. “MobiSecure is a very cost effective way to address the challenges of identity theft by utilising something you already have – your mobile phone – as a device to generate one-time-passwords. With over one and a half billion mobile phones deployed globally, we believe MobiSecure is the best way to deliver global mass-market two-factor authentication services. We continue to get favourable feedback from the marketplace and expect to launch multiple pilot programs in the second half of 2005.”

Diversinet’s first quarter 2005 highlights include:

•

The Company names Kashif Hassan as President, Michael O’Farrell as Chief Marketing Officer and David Annan as Chief Technology Officer. The new executive management team brings strong operational focus and mobile industry expertise to the company.

•

The Company announces its plan to focus on mass-market, mobile authentication services, leveraging over 8 years of mobile device security expertise and intellectual capital core competencies.

•

The Company continues to play an active role in the initiative for Open AuTHentication (OATH) industry alliance for mobile-optimized strong authentication solution delivery. Stu Vaeth, Chief Security Officer at Diversinet, is appointed the Co-Chair of the OATH Technology Focus Group (TFG).

•

The Company successfully develops OATH-Compliant One-Time-Password (OTP) mobile tokens for Microsoft, RIM, Symbian, Palm and Java-based mobile device operating environments, fully integrated with VeriSign Unified Authentication service for end-user validation.

•

The Company successfully divests of non-core DSS Software Technologies subsidiary through asset sale to CIT Global. The sale enables Diversinet to strengthen its focus on mass-market, mobile authentication services.

“I am very impressed with the Company’s progress during the last quarter – it is focused, operationally strong and energized to deliver,” adds Kashif Hassan, President of Diversinet. “MobiSecure is set to change the way consumers and companies combat the ever-present threats of identity theft, transaction fraud and smorphing. Going forward, Diversinet will concentrate its efforts on sales and channel partner development to capitalize on the high level of customer and industry interest to our approach to mass-market mobile authentication services.”

As a leading mobile authentication service provider, Diversinet provides its customers with cost effective, mobile-optimized strong authentication products and services that reduce identity theft and improve brand trust. Diversinet’s solutions leverage more than 1.5 billion consumer and enterprise mobile devices as strong authentication tokens. Diversinet MobiSecure suite of mobile tokens and MobiSecure Authentication Service Center offerings are available on all intelligent mobile device platforms, including Microsoft, RIM, Symbian, Palm and Java-based phones.

# # #

About Diversinet (OTCBB: DVNTF)

Diversinet is a leading provider of mobile device security and authentication solutions for the mobile data ecosystem. Diversinet products and services allow users to protect their identity, data and device for personal communications and commercial transactions. The Diversinet MobiSecure suite of mobile tokens and MobiSecure Authentication Service Center enable application providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure mobile data services for the over 1.5 billion mobile device users worldwide. MobiSecure is the industry’s first open mobile security platform to support OATH-Compliant strong authentication on mobile devices and networks. For more information about the initiative for Open AuTHentication (OATH) visit www.openauthentication.org. Connect with Diversinet Corp. at www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission.

*EBITDA is defined as operating revenues less cash operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization.  Diversinet uses EBITDA, among other measures, to assess the operating performance of its ongoing business, and applies the use of such measure consistently from quarter to quarter.  The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly titled measures presented by other companies.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.

The following table reconciles net loss to operating revenues less cash operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization and stock-based compensation expense:

	Three months ended March 31
	2005	2004
Loss from continuing operations	$ (1,157,651)	$ (1,227,903)
Add back:
Stock based compensation	236,152	185,284
Depreciation and amortization	174,287	199,852
Foreign exchange gain	(7,086)	(9,798)
Interest income	(8,949)	(6,329)
EBITDA before stock-based compensation expense	$ (763,247)	$ (858,894)

For additional information:

David Hackett, CFO

Diversinet Corp.

416-756-2324

www.diversinet.com

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]

(Unaudited)
	March 31	December 31
	2005	2004
		(restated note 3)
	$	$

ASSETS
Current
Cash and cash equivalents	652,004	723,498
Short-term investments	1,500,205	2,000,000
Accounts receivable	185,384	290,239
Other receivables	155,701	35,700
Prepaid expenses	169,834	187,653
Current assets of discontinued operations (note 3)	-	512,992
Total current assets	2,663,128	3,750,082
Capital assets, net	549,043	593,673
Purchased technology, net of accumulated amortization	78,541	125,667
Customer assets, net of accumulated amortization	468,588	551,280
Goodwill	1,894,690	2,286,932
Total assets	5,653,990	7,307,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	240,053	147,084
Accrued liabilities	345,049	478,781
Notes payable	-	4,611
Deferred revenue	161,500	165,343
Current liabilities of discontinued operations (note 3)	119,560	676,414
Total current liabilities	866,162	1,472,233
Total liabilities	866,162	1,472,233

Shareholders’ equity
Share capital	52,460,635	52,445,135
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants	2,843,765	2,830,929
Contributed surplus	1,488,865	1,265,549
Deficit	(50,484,716)	(49,185,491)
Total shareholders’ equity	4,787,828	5,835,401
Total liabilities and shareholders’ equity	5,653,990	7,307,634

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2005	2004
	(restated note 3)
	$	$

REVENUE	354,411	853,200
Cost of sales	245,468	436,321
Gross margin	108,943	416,879

EXPENSES
Research and development	277,547	331,089
Sales and marketing	316,735	388,004
General and administrative	514,060	741,964
Depreciation and amortization	174,287	199,852
	1,282,629	1,660,909
Loss before the following	(1,173,686)	(1,244,030)
Foreign exchange gain	(7,086)	(9,798)
Interest income	(8,949)	(6,329)
Loss from continuing operations	(1,157,651)	(1,227,903)
Loss from discontinued operations (note 3)	(141,574)	(115,006)
Loss for the period	(1,299,225)	(1,342,909)
Deficit, beginning of period	(49,185,491)	(41,461,762)
Adjustment for change in accounting for stock based compensation	-	(186,887)
Loss for the period	(1,299,225)	(1,342,909)
Deficit, end of period	(50,484,716)	(43,011,558)

Loss per share
Basic and diluted loss per share from continuing operations	(0.06)	(0.10)
Basic and diluted loss per share	(0.07)	(0.11)
Weighted average common shares outstanding	19,179,052	11,881,901

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2005	2004
	(restated note 3)
	$	$

OPERATING ACTIVITIES
Loss from continuing operations for the period	(1,157,651)	(1,227,903)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	174,287	199,852
Stock based compensation expense	236,152	185,284
Changes in non-cash working capital items related to operations:
Accounts receivable and other receivables	(15,145)	(23,810)
Prepaid expenses	17,819	217,338
Accounts payable and accrued liabilities	(40,763)	(508,931)
Deferred revenue	(3,843)	(142,340)
Cash used in continuing operations	(789,144)	(1,300,510)
Cash provided by discontinued operations	209,215	6,047
Cash used in operations	(579,929)	(1,294,463)

FINANCING ACTIVITIES
Issue of common shares, common purchase options, warrants for cash	15,500	1,884,714
Repayment of notes payable	(4,611)	(1,897)
Cash provided by financing activities	10,889	1,882,817

INVESTING ACTIVITIES
Decrease (increase) in short-term investments	499,795	(4,524)
Net addition of capital assets	(2,249)	(4,462)
Cash provided by (used in) investing activities	497,546	(8,986)

Net change in cash and cash equivalents during the period	(71,494)	579,368

Cash and cash equivalents, beginning of the period	723,498	547,534

Cash and cash equivalents, end of the period	652,004	1,126,902

See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in US dollars)
Three months ended March 31, 2005

Diversinet Corp (the “Company”), an Ontario corporation, develops and markets secured wireless and identity management solutions and professional services for the mobile data eco-system.

1. Future Operations

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast doubt on the Company’s ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.  The Company believes that our cash and cash equivalents and short-term investments as at March 31, 2005 of $2,152,209                                              may be insufficient to meet its short-term working capital requirements for the remainder of the fiscal year.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies
a) Basis of presentation

In the opinion of management, the unaudited interim consolidated financial statements of the Company have been prepared, on a consistent basis with the December 31, 2004 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2005 and the statements of loss and deficit and cash flows for the three months ended March 31, 2005 and March 31, 2004, respectively, in accordance with Canadian generally accepted accounting principles (GAAP).  The disclosures contained in these unaudited financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2004.

b) Goodwill

The Company uses the purchase method of accounting for business combinations.  The Company evaluates all business combinations for intangible assets that must be recognized and reported apart from goodwill.  Goodwill acquired in business combinations after June 30, 2001 is not amortized and will be tested for impairment on at least an annual basis, or when certain triggering events occur.  In fiscal 2005, this annual impairment test will be completed effective at December 31, 2005.  During the quarter $392,242 relating to the DSS reporting unit was included in the determination of the loss on disposition of discontinued operations.

3. Discontinued operations

a) In February 2005 DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000, $100,000 was paid at closing with cash payments of $50,000 due May 1, July 1 and September 1, 2005.  Diversinet is entitled to a five-year annual fee of up to $120,000 per year based on meeting certain gross profit and net profit criteria of the purchaser.  The CEO of the Company is a member of the board of directors of the purchaser.  These amounts will be recorded as income from discontinued operations, if and when received.

The results of DSS have been excluded from continuing operations in the statements of loss and deficit for all periods presented.  The following summarises the impact of discontinued operations on the balance sheet and statement of loss and deficit for all periods presented.

	March 31,	December 31,
Balance Sheet	2005	2004
Current assets	$ -	$ 512,992
Current liabilities	119,560	676,414
Net assets (liabilities) of discontinued operations	(119,560)	(676,414)

	Three months ended March 31
	2005	2004
Revenue	$ 453,807	$ 1,333,706
Expenses	499,690	1,448,712
Loss from discontinued operations	(45,883)	(115,006)
Loss on disposition of discontinued operations	(95,691)	-
Loss from discontinued operations	(141,574)	(115,006)
Income (loss) per share from discontinued operations	(0.01)	(0.01)

The loss on disposition of discontinued operations includes the elimination of the related goodwill of $392,242. 4. Segmented information

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at March 31, 2005, 77% (61% - 2004) of the capital assets were located in Canada, 23% (22% - 2004) were located in the United States and nil% (17% - 2004) in Hong Kong.  For the three month period ending March 31, 2005, two customers contributed 25% each of the total revenue. (One customer contributed 15% of the total revenue same period in 2004.)

	Three months ended March 31
	2005	2004
Revenue is attributable to geographic location based on the location of the customer, as follows:	$	$

United States	337,187	711,779
Asia	17,224	28,883
Canada	-	7,538
Other	-	105,000
	$354,411	$853,200

	Three months ended March 31
	2005	2004
Revenue is attributable as follows:	$	$

Consulting service	354,411	524,313
Licensing	-	328,887
	$354,411	$853,200
6. Share capital

As at March 31, 2005 the following were outstanding
Number of common shares		19,182,941
Number of warrants		2,646,404
Number of common share options granted and outstanding under the Company’s stock option plan		2,654,736

Note: of the 2,654,736 stock options granted, 1,127,500 are subject to approval of the shareholders.  For additional information regarding our warrants and option, readers should review our Annual Report as of December 31, 2004.

Options outstanding		Warrants outstanding
Range of exercise price	Number outstanding	Range of exercise price	Number outstanding
$0.37 - $2.45	2,582,600	$0.40 - $1.90	704,000
$3.70 - $6.10	40,276	$2.00 - $2.60	1,324,500
$12.40 - $24.06	23,460	$3.75 - $85.90	617,904
$64.69 - $96.56	8,400
	2,654,736		2,646,404

7. Stock based compensation
a) During the three months ended March 31, 2005 the Company recorded compensation expense of $236,152 related to stock options and warrants granted to employees and other consultants.

b)  There have been 1,545,000 options granted for the three months ended March 31, 2005.  The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2005 was $0.36.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended March 31, 2005 and 2004
Risk-free interest rate	3.09% 150% 3 years
Volatility factor of the future expected market price
Weighted average expected life of options

Management's Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at May 13, 2005.

Overview

Please find enclosed the unaudited Consolidated Balance Sheets as at March 31, 2005 and December 31, 2004 and the unaudited Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and March 31, 2004 and the unaudited Notes to Interim Consolidated Financial Statements for Diversinet Corp.  Readers should also refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in out Annual Report.  We report our unaudited consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All financial figures are in U.S. dollars unless otherwise noted.

In February 2005 the Company’s subsidiary, DSS Software Technologies (DSS) completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000. Diversinet is entitled to a five year annual fee of up to $120,000 per year based on certain gross profit and net profit criteria of the purchaser.  With the sale of DSS, we have included the results of DSS as a single line item (‘discontinued operations’) in the Consolidated Statements of Loss and Deficit on a retroactive basis.

Founded in 1997 and based in Toronto, Canada, Diversinet is a mobile device security provider for the mobile data ecosystem that develops, markets and distributes products and services to allow users to protect their identity, data and device for personal communications and commercial transactions.  Our solution encompasses all aspects of communication and commercial transaction security requirements, covering the authentication and authorization of individuals involved, the integrity of the information being sent and the non-repudiation or legalization of the transaction.

The Diversinet MobileSecure Client and suite of Mobile Authentication Services enable application providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure mobile data services for mobile device users.

The Diversinet MobileSecure Client works with intelligent mobile device platforms including RIM Blackberry, Microsoft Windows Mobile, Symbian OS, PalmSource, and Java phones.

In addition to secure mobile device security solutions through security products, Diversinet deploys an experienced professional services team for application development and integration, consulting, training and technical support in the wireless security and identity management areas.

During the first quarter of 2005, Kasif Hassan was hired as President and will be responsible for overseeing the Company’s ongoing operations.  Nagy Moustafa continues as our Chief Executive Officer.

During 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated in.  Currently, Lakefront beneficially owns 2,517,795 common shares and Mr. Wigdale owns 300,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 20.5% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.

Operating Results

For the three months ended March 31, 2005, we reported a decrease in revenue to $354,000 compared to revenue of $853,000 for the quarter ended March 31, 2004.  During Q1 2005 we recognized $0 from licensing compared to $329,000 for Q1 2004 and we recognized $354,000 from consulting services compared to $524,000 for Q1 2004.  We continue to focus on the US market; for the three months ended March 31 we derived 95% (83% for 2004) of our revenues from this marketplace.

Cost of sales for the three months ended March 31, 2005 was $245,000 (or gross margin of 31%) compared with $436,000 (or gross margin of 49%) for the quarter ended March 31, 2004.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  The slightly lower margins reflects a decrease in license revenues for the quarter slightly offset by higher margins from our consulting operations.

Research and development expenses were $278,000 in the three months ended March 31, 2005 compared to $331,000 in the three months ended March 31, 2004.  During Q1 2004 we had increased R&D expenditures due to the addition of Caradas.  During fiscal 2004, we refocused the R&D team in the Toronto office and reduced the overall headcount leading to reduced Q1 2005 R&D expenditures.

Sales and marketing expenses were $317,000 in the first quarter of 2005 compared to $388,000 in the first quarter of 2004, with reductions in expenditures relating to our presence in the Hong Kong market.  In Q1 2004 we had joint venture costs of $25,000, which with the winding up of the joint venture operations, reduced our Q1 2005 expenditures.

General and administrative expenses were $514,000 for the first quarter of 2005 compared to $742,000 incurred during the first quarter of 2004.  During Q1 of 2004 we spent $94,000 in legal fees to settle the Silva Run Worldwide Ltd. lawsuit that was started in May 1996.  On January 1, 2004, the Company adopted CICA Handbook Section 3870, requiring the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options.  For Q1 2005 we recorded $236,000 ($185,000 - 2004) for stock-based compensation expense.

Depreciation and amortization expense in the first quarter of 2005 decreased to $174,000 from $200,000 in the first quarter of 2004.  This is consistent with the reduction in net capital assets.

We reported a net loss of $1,299,000 for the three months ended March 31, 2005 compared to a net loss of $1,343,000 in the prior year’s first quarter.  While our sales and gross margins decreased during the first quarter, we were able to contain our overhead costs (collectively, excluding stock compensation expense, R&D, S&M, and G&A were $872,000 for Q1 2005 compared to $1,276,000 for Q1 2004).

We reported a loss from discontinued operations of $142,000 for the three months ended March 31, 2005 compared to a net loss of $115,000 in the prior year’s first quarter.  In February 2005 DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  As part of the agreement, we have an accounts receivable from the purchaser for $150,000, with $50,000 payments scheduled for May 1, 2005, July 1, 2005 and September 1, 2005.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

Liquidity and Capital Resources

Cash and cash equivalents at March 31, 2005 were $652,000 compared with $1,215,000 at March 31, 2004.  Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at March 31, 2005 were $1,500,000 compared to $1,248,000 at March 31, 2004.  The net change in cash and cash equivalents and short term investments for the first quarter of 2005 was ($571,000) compared to $584,000 for the first quarter of 2004.

The decrease for Q1 2005 is mainly due to operating activities, which used cash in an amount of $580,000, ($209,000 provided by discontinued operations and $789,000 used in continuing operations) of which $150,000 relates to the receivable amount from the sale of the DSS assets with $50,000 payments scheduled for May 1, 2005, July 1, 2005 and September 1, 2005.  The increase for Q1 2004 is due to two factors, the use of cash in operating activities of $1,883,000 (including $225,000 paid to settle a legal fee dispute with Kaye Scholer, our former attorneys on the Silva Run Worldwide litigation), offset by financing activities of $1,880,000.

In January 2004, we completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants.  We received gross proceeds of $2,000,000 in the transaction.  The warrants were comprised of 500,000 warrants exercisable at $2.00, 250,000 at $2.05 and 350,000 at $0.60.  Each warrant entitles the holder thereof to acquire one common share for a period of three years.

We believe that our cash and cash equivalents and short term investments as at March 31, 2005 of $2,152,000 may be insufficient to meet our short-term working capital requirements for the remainder of the fiscal year.  We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending March 31, 2005:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss (income) for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
March 31, 2005	354	1,068	141	1,299	0.06	0.07
December 31, 2004	419	3,574	592	4,166	0.27	0.31
September 30, 2004	720	736	(76)	660	0.06	0.05
June 30, 2004	611	1,265	82	1,347	0.10	0.11
March 31, 2004	853	1,228	115	1,343	0.10	0.11
December31, 2003	541	2,289	(25)	2,264	0.21	0.21
September 30, 2003	636	652	49	701	0.07	0.07
June 30, 2003	4	1,016	26	1,042	0.28	0.28

The December 31, 2004 quarterly loss is higher than previous quarters largely due to the inclusion of a goodwill impairment charge of $3,025,000 and the $145,000 depreciation and amortization charge relating to the joint venture.  While fourth quarter 2004 revenues were less than fourth quarter 2003, the loss for the period, net of the goodwill impairment charge and joint venture charge of $996,000 is consistent with other recent quarterly losses.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Transactions with Related Parties

During 2004, a member of the Company’s advisory board, and subsequent to year end, a member of the Board, received consideration relating to services performed during the year of 1,100,000 share purchase warrants (750,000 exercisable at $2.05 and 350,000 exercisable at $0.60 per common share) valued at $1,593,710 as well as 300,000 common shares and 300,000 share purchase warrants (exercisable at $0.40 per common share) valued at $97,140 relating to private placements.

The CEO of the Company is a member of the board of directors of the purchaser of the DSS asset agreement.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts, the useful lives of intangible assets, including customer assets and purchased technology, and goodwill impairment.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In the first quarter of 2005, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and we plan to conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 2 to our 2004 audited consolidated financial statements.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-1 and annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  The projected cash flows for the company are based upon assumptions that include, amongst others, a revenue stream from wireless security and identity management solutions and the success of future external financing initiatives.  Should these projects be delayed then the present working capital would not be sufficient for the company to continue in the normal course of operations.

In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities.  It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient within fiscal 2005.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During Q1 2005 and fiscal 2004, we incurred a portion of our expenses in U.S. dollars, but we also incurred a portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financings in December 2004, we have a portion of our cash resources in U.S. dollar short-term investments and in Canadian dollars.  During Q1 2005 and fiscal 2004 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.